Nations Financial Group, Inc.

Statement of Financial Condition
December 31, 2016

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50588

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nations Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 River Ridge Dr NE
(No. and Street)

Cedar Rapids (City) Iowa (State) 52402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R Scott Bennett 319-393-9541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A (Address) Frankfort (City) Illinois (State) 60423 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, R Scott Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nations Financial Group, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JODI COX
COMMISSION NUMBER 710249
MY COMMISSION EXPIRES:
05-24-2019

NOTARIAL SEAL
IOWA

Signature

President

Title

Jodi Cox

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONS FINANCIAL GROUP, INC.

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STATEMENT OF FINANCIAL CONDITION

NOTES TO STATEMENT OF FINANCIAL CONDITION



DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Nations Financial Group, Inc.

We have audited the accompanying statement of financial condition of Nations Financial Group, Inc. (the Company) as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nations Financial Group, Inc. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
January 30, 2017

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423

Nations Financial Group, Inc.

Statement of Financial Condition
December 31, 2016

Assets

Cash		$ 1,118,156
Receivables		
Due from clearing broker-dealer	231,297	
Due from registered representatives	53,500	
Commissions and fees	6,615	291,412
Deposit with clearing broker-dealer		100,063
Office equipment	17,791	
Less accumulated depreciation	11,706	6,085
Other assets		66,838
		$ 1,582,554

Liabilities And Stockholder's Equity

Liabilities			
Payables:			
Commissions	$	716,541	
Accounts payable, trade		73,560	
Accrued expenses and other liabilities		70,447	$ 860,548
Stockholder's Equity			
Capital stock, Class A, common, .0001 par value, authorized 1,000,000 shares; issued 250,000 shares		25	
Capital stock, Class B, common, nonvoting, .0001 par value; authorized 1,000,000 shares; issued 244,390 shares		25	
Additional paid-in capital		247,145	
Retained earnings		474,811	722,006
			$ 1,582,554

See notes to the statement of financial condition

Nations Financial Group, Inc.

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Nations Financial Group, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA) with 37 offices located throughout the United States. The Company also uses the name Frontier Investment Services for services provided to individual retail customers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and claims exemption from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The Company does not otherwise hold funds or securities for, or owe money or securities to, clients. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Accounting estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of the Company's significant accounting policies follows:

Accounts receivable: The Company reports all receivables at gross amounts. Historical losses related to accounts receivable have been insignificant, therefore, an allowance related to accounts receivable is not considered necessary. The Company's policy is not to accrue interest on accounts receivable. Receivables due from registered representatives are typically collected within 45 days and the majority of these receivables are collected when they are netted against commissions due to registered representatives.

Property, plant and equipment: The Company has adopted a $5,000 capitalization policy. The Company has computer equipment costing $17,791. The equipment is carried at cost and depreciation is computed by the 200% declining balance method over 5 years. The Company has certain assets that have been capitalized and are fully depreciated and removed from the financial statements.

Recognition of revenue: Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis. Income from advisory fees and related correspondent charges are typically earned in accordance with the fee arrangements.

Note 2. Transactions with Clearing Broker-Dealer

The agreement with the clearing broker-dealer provides for clearing charges at a rate multiplied by the number of tickets introduced by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker-dealer.

Nations Financial Group, Inc.

Notes to Statement of Financial Condition

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2016, the Company had net capital of $595,516 which was $538,146 in excess of its required net capital of $57,370. The Company's ratio of aggregate indebtedness to net capital was 1.45 to 1.

Note 4. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Due from clearing broker-dealer on the statement of financial condition represents amounts due to the Company from its clearing broker-dealer relating to customer securities transactions introduced by the Company.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 5. Related Party Transactions

The Company is a Subsidiary of NFGI Holding Corp. The President and CEO of the Company is the sole stockholder of NFGI Holding Corp.

Note 6. Commitments

The Company is obligated under a lease for office space which expires on July 31, 2017. The future minimum rent commitments amount to $44,153.

The Company is obligated under a copier lease which expires on January 31, 2020. The future minimum lease payments are $6,474. Annual amounts of approximately $2,100 are owed through 2019. A final payment is due January 2020.

The Company is obligated under a software licensing agreement which expires on April 30, 2022. The future minimum payments, made in monthly installments, will total $879,333. The Company made a one-time payment during 2016 in the amount of $20,000. Annual amounts due are $116,667 for the year 2017, $176,000 for years 2018-2021 and $58,667 for year 2022. The software allows the Company to provide billing, reporting and other client related services that have previously been provided by its clearing firm.

Nations Financial Group, Inc.

Notes to Statement of Financial Condition

Note 7. Employee Benefits

The Company has a 401(k) plan for all employees who have attained age 21 and completed four months of service. A participant may elect to defer up to 100% of compensation on a pre-tax basis up to the maximum amount allowed by the Internal Revenue Code. The Company makes matching contributions in an amount equal to 35% of each participant's contributions that are not in excess of 10% of the participant's compensation. The Company also makes a safe harbor contribution to the 401(k) plan in an amount not less than 3% of each participant's compensation. Total expense related to the 401(k) plan totaled $62,309.

Note 8. Income Tax Status

The Company, with the consent of its stockholder, has elected to be taxed as an S Corporation, which provides that, in lieu of corporation income taxes, the stockholder separately accounts for the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2016, the Company had no material uncertain tax positions that are required to be recorded as a liability.

The Company files income tax returns in U.S. federal jurisdiction and various states. With a few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years ended before 2013.